UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
20549
FORM
11-K
(Mark One)
ANNUAL REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended
December 31, 2025
Or
TRANSITION REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from ______ to ______
Commission file number 001-14793
A.
Full title of the Plan and address of the Plan, if different from that of the issuer named below:
THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS
OF THE U.S. VIRGIN ISLANDS AND
THE UNITED STATES
OF AMERICA
B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST BANCORP.
1519 Ponce de León Avenue, Stop 23
San Juan, Puerto Rico 00908

1
The FirstBank
401(k) Retirement Plan
for Residents
of the
U.S. Virgin
Islands and
the United States
of
America
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024
Index
Page
Report of Independent Registered Public Accounting Firm
1
Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2025 and 2024
3
Statement of Changes in Net Assets Available
for Benefits for the year ended December 31,
4
2025
Notes to the Financial Statements
5
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at
End of Year)
– December 31, 2025
11
Signatures 13
Exhibits:
23.1 Consent of Crowe LLP
1
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting
and Disclosure under ERISA have been omitted because
they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Plan Participants and Plan Administrator of The FirstBank
401(k) Retirement Plan for Residents of the U.S. Virgin
Islands and the United States of America
San Juan, Puerto Rico
Opinion on the Financial Statements
We
have
audited
the
accompanying
statements
of
net
assets
available
for
benefits
of
The
FirstBank
401(k)
Retirement
Plan for Residents
of the U.S.
Virgin Islands
and the United
States of America
(the "Plan")
as of December
31, 2025 and
2024, the
related statement
of changes
in net
assets
available for
benefits for
the year
ended December
31,
2025, and
the
related
notes
(collectively
referred
to
as
the
"financial
statements").
In
our
opinion,
the
financial
statements
present
fairly, in
all material respects, the net assets
available for benefits of the
Plan as of December 31,
2025 and 2024, and the
changes
in
net
assets
available
for
benefits
for
the
year
ended
December
31,
2025,
in
conformity
with
accounting
principles generally accepted in the United States of America.
Basis for Opinion
These financial statements
are the responsibility of
the Plan's management.
Our responsibility is to
express an opinion on
the Plan's
financial statements
based on
our audits.
We are
a public
accounting firm
registered with
the Public
Company
Accounting
Oversight
Board
(United
States)
("PCAOB")
and
are
required
to
be
independent
with
respect
to
the
Plan
in
accordance with the
U.S. federal securities
laws and
the applicable
rules and
regulations of
the Securities
and Exchange
Commission and the PCAOB.
We
conducted
our
audits
in
accordance
with
the
standards
of
the
PCAOB.
Those
standards
require
that
we
plan
and
perform
the
audit
to
obtain
reasonable
assurance
about
whether
the
financial
statements
are
free
of
material
misstatement, whether
due to
error or
fraud. The
Plan is
not required to
have, nor
were we engaged
to perform,
an audit
of its internal
control over
financial reporting.
As part of
our audits,
we are required
to obtain an
understanding of
internal
control over financial
reporting but not
for the purpose
of expressing an
opinion on the
effectiveness of
the Plan’s
internal
control over financial reporting.
Accordingly, we
express no such opinion.
Our
audits
included
performing
procedures
to
assess
the
risks
of
material
misstatement
of
the
financial
statements,
whether
due
to
error
or
fraud,
and
performing
procedures
that
respond
to
those
risks.
Such
procedures
included
examining, on
a test
basis, evidence
regarding the
amounts and
disclosures
in the
financial statements.
Our audits
also
included evaluating the
accounting principles
used and significant
estimates made
by management, as
well as evaluating
the overall presentation of the financial statements. We
believe that our audits provide a reasonable basis for
our opinion.
Supplemental Information
The supplemental
Schedule H,
Line 4(i)
– Schedule
of Assets
(Held at
End of
Year)
as of
December 31,
2025 has
been
subjected
to
audit
procedures
performed
in
conjunction
with
the
audit
of
The
FirstBank
401(k)
Retirement
Plan
for
Residents of the U.S. Virgin
Islands and the United States of
America financial statements.
The supplemental schedule is
the
responsibility
of
the
Plan’s
management.
Our
audit
procedures
included
determining
whether
the
information
presented
in
the
supplemental
schedule
reconciles
to
the
financial
statements
or
the
underlying
accounting
and
other
records, as applicable,
and performing
procedures to
test the completeness
and accuracy
of the information
presented in
the
supplemental
schedule.
In
forming
our
opinion
on
the
supplemental
schedule,
we
evaluated
whether
the
supplemental
schedule,
including
its form
and
content,
is presented
in conformity
with the
Department
of
Labor’s Rules
and
Regulations
for
Reporting
and
Disclosure
under
the
Employee
Retirement
Income
Security
Act
of
1974.
In
our
opinion,
the
supplemental
schedule
is
fairly
stated
in
all
material
respects
in
relation
to
the
financial
statements
as
a
whole.

/s/ Crowe LLP
License Number LLP-224
Expires December 1, 2027
We have served as the Plan's auditor since 2018.
Chicago, Illinois
June 18,
2026
Stamp No. DLLP224- 111
of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
Statements of Net Assets Available for
Benefits
December 31, 2025 and 2024
As of December 31,
2025 2024
Assets
Investments:
Investments, at fair value (Note 3) $
27,751,436
$
25,010,983
Receivables:
Contributions receivable from participants
-
43,460
Contributions receivable from employer
252,656
219,099
Notes receivable from participants
751,982
765,464
Total
receivables
1,004,638
1,028,023
Non-interest-bearing cash and cash equivalents
106,153
88,575
Net assets available for benefits $
28,862,227
$
26,127,581
The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
Statement of Changes in Net Assets Available
for Benefits
Year Ended December 31,
2025
Year ended
December 31,
2025
Additions to assets attributed to:
Investment income:
Net appreciation in fair value in investments $
3,062,443
Dividends and interest income
694,886
Total
investment income
3,757,329
Interest income on notes receivable from participants
70,934
Contributions:
Participants
1,527,957
Employer
520,487
Rollovers from other qualified plans
325,890
Total
contributions
2,374,334
Total
additions
6,202,597
Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions
3,434,466
Administrative expenses
33,485
Total
deductions
3,467,951
Net increase in assets available for benefits
2,734,646
Net assets available for benefits:
Beginning of the year
26,127,581
End of year $
28,862,227
The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2025 and 2024
5
1. Description of the Plan
Reporting Entity
The accompanying financial
statements include the
assets of The
FirstBank 401(k) Retirement
Plan for Residents
of the
U.S. Virgin Islands
and the United
States of America
(the “Plan”) sponsored
by FirstBank Puerto
Rico (the “Bank”)
for its
U.S. Virgin Islands
and United States
of America employees.
The following description
of the Plan
provides only general
information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Plan is a defined
contribution plan, which became effective
on May 15, 1977.
Effective September 1, 1991, the
Plan
was further
amended to
become a
savings plan
under the
provisions of
the U.S.
Internal Revenue
Code.
The Plan
is
subject to the provisions of the Employee Retirement
Income Security Act of 1974, as amended (ERISA).
Eligibility
Effective
March
1,
2025,
eligible
employees
of
the
Bank’s
U.S.
Virgin
Islands
and
United
States
of
America
became
eligible to participate
in the Plan’s
matching, qualified matching,
and qualified non-elective contribution
components upon
completion of
three months
of service. Prior to this date, such employees were required to complete one year of service to
be eligible to participate.
Eligible
employees
who
fail
to
initiate
elective
deferral
contributions
upon
completing
three months
of
service
are
automatically enrolled
in the Plan,
unless they elect
to waive participation
in the Plan
by completing such
waiver at least
30 days
before
the
enrollment
date.
If
the
employee
does
not
complete
such
waiver
within
the
mentioned
period,
the
employee
will
be
automatically
enrolled
in
the
Plan.
Effective
March
1,
2025,
the
automatic
enrollment
initial
pre-tax
contribution is equivalent to
3
% of his/her period eligible compensation and will increase by
1
% per year up to a maximum
of
6
% of the compensation as of
the first day of each
subsequent Plan Year. Prior to
such date, the automatic enrollment
initial pre-tax contribution
was equivalent to
2
% of eligible
compensation per pay
period with an
increase of
1
% per year
up
to
a
maximum
of
5
%
as
of
the
beginning
of
each
subsequent
Plan
Year.
Such
contributions
will
be
invested
in
a
predetermined fund until subsequent election is made by
the participant.
Contributions
Participants
are
permitted
to
contribute
up
to
an
amount
not
to
exceed
the
maximum
deferral
amount
specified
by
the
Internal Revenue Service (“IRS”) of $
23,500
for the tax year ended December 31, 2025. Nonetheless, the participant may make
voluntary
contributions
to
the
Plan
on
an
after-tax basis,
or
by
means
of
Roth
contributions,
not
to
exceed
the
maximum annual limit allowed by
law. On November 13, 2025, the
IRS announced an increase in
the contribution limit to
$
24,500
effective in 2026. The Bank
contributes a matching contribution of
fifty
cents for every dollar up
to the first
6
% of
the
participant’s
eligible
compensation
that
a
participant
contributes
to
the
Plan
on
a
pre-tax
basis,
or
through
Roth
contributions
on
an
after-tax
basis.
The
Bank’s
matching
contribution
of
fifty
cents
for
every
dollar
of
the
employee’s
contribution
is
comprised
of:
(i)
twenty-five
cents
for
every
dollar
of
the
employee’s
contribution
up
to
6
%
of
the
employee’s eligible
compensation to
be paid
to the
Plan as
of each
bi-weekly payroll;
and, (ii)
an additional
twenty-five
cents for every dollar of the employee’s contribution up
to
6
% of the employee’s eligible compensation to be deposited
as
a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching
Contributions,
respectively.
Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several
mutual funds
and the
common stock
of First
BanCorp., the
Bank’s parent
company. The
Plan allows
for
rollover contributions from other qualified plans.

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2025 and 2024
6
Participants with
an age
of 50
or older
are permitted
to make
an additional
$
7,500
pre-tax contribution
for the
tax year
ended December 31, 2025
after contributing the Plan limit
of their pre-tax annual compensation.
On November 13, 2025,
the IRS announced
an increase in
the additional pre-tax
contribution for participants
with an age
of 50 or
older to $
8,000
effective in
2026. Additionally,
pursuant to
the SECURE
2.0 Act,
participants who
attain ages
60 through
63 during
the
taxable
year
may
be
eligible
to
make
enhanced
“super
catch-up” contributions
in
lieu
of
the
standard
age
50
catch-up
contribution.
The
Plan
adopted
this
provision
effective
January
1,
2025.
Accordingly,
eligible
participants
may
make
enhanced catch-up contributions of $
11,250
for the tax years ended December 31, 2025
and 2026.
Participant Accounts
Each participant’s
account is
credited with
the participant’s
contributions and
allocations of
the Bank’s
contributions and
Plan earnings.
Allocations are
based on
the participant’s
contributions in
the case
of matching
contributions, or
account
balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can
be provided
from the
participant’s vested
account. Certain
administrative expenses
directly associated
with the
Plan are paid using the Plan assets and
then the expenses are allocated among all participants
accounts.
Vesting
Participants
are
immediately
vested
in
their
contributions
and
the
401(k)
Matching
Contributions
plus
actual
earnings
thereon.
The
401(k)
Additional
Matching
Contribution
is
subject
to
the
completion
of
at
least
three
years
of
service
for
vesting.
Notes receivable from Participants
The Plan allows participants and
their beneficiaries to borrow from
their accounts a minimum of
$1,000 up to a
maximum
equal to the lesser of
50% of the participant’s vested
account balance or $50,000. A
maximum of one loan outstanding
is
permitted at any time. Interest
rates on loans are generally
calculated based on the prime
rate plus
2
% as of the date
the
loan is granted. As of December 31, 2025 and 2024, the loans had interest rates ranging from
5.25
% to
10.50
%. Principal
and interest are paid to the Plan ratably through biweekly payroll deductions. The loans have a term of repayment of up to five years
. The
Plan Administrator
may fix
the term
for repayment
of a
home loan
for a
period exceeding
five years
. A
home loan is a
loan used to acquire a
dwelling unit which, within a
reasonable time, the participant
will use as a
principal
residence. Loan transactions
are considered transfers
between the investment
funds and the
Participants Loan account.
These transactions are secured by the balance in
the participant's account.
Payment of Benefits
Plan
participants
are
permitted
to
make
withdrawals
from
the
Plan,
subject
to
provisions
in
the
Plan
agreement.
Participants may receive a distribution
from the Plan prior to
termination of employment upon attainment
of age 59 ½. On
termination of
service due
to death,
disability or
retirement all
distributions from
the Plan
can be
made in
a single
lump-
sum cash payment, installments over a period of not more than the participant’s assumed life expectancy, or the assumed life expectancies
of the
participant and
his or
her beneficiary,
or partial
withdrawals of
at least
$
1,000
. If
the value
of the
vested account is more than $
7,000
, the participant may elect to defer any benefit payable under the Plan until a specified future
date.
However,
if
the
value
of
the
account
balance
does
not
exceed
$
7,000
,
the
distribution
will
be
made
to
the
participant,
regardless
of
whether
the
participant
consents
to
receive
it.
The
Plan
allows
for
participants
to
receive
hardship distributions.
In the
case of
participant termination
because of
death, all
amounts credited
to such
participant’s account
shall become
fully vested
and the
entire amount
is paid
to the
person or
persons legally
entitled
thereto. In
addition, a
participant will
fully
vest
in
his
or
her
account
balance
(including
401(k)
Additional
Matching
Contributions)
upon
permanent
and
total
disability.

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2025 and 2024
7
Plan Expenses and Administration
Bank
and
participant
contributions
were
held
by
Charles
Schwab
Trust
Bank
(“Charles
Schwab”)
as
custodian
and
managed
by
Milliman
USA,
Inc.
as
plan
recordkeeper,
both
appointed
by
the
Board
of
Directors
of
the
Bank.
The
custodian invests cash received,
interest and dividend
income and makes
distributions to participants.
The Bank’s parent
company
common
stock
in
the
Plan
is
held
by
State
Street
Bank
and
Trust
Company
(“State
Street”),
which
provides
Charles Schwab with custody, fund accounting, fund administration and transfer agency services.
Generally, recordkeeper’s fees are paid by the Bank
unless there are forfeitures available to offset such
expenses. For the
year ended
December 31,
2025, the
Bank paid
on behalf
of the
Plan $
47,958
in administrative
fees and
other services
rendered
by
the
plan
recordkeeper
and
$
10,080
for
investment
advisory
and
retirement
plan
consulting
to
third-party
consultants.
Administrative
expenses
incurred
by
the
Plan,
primarily
custodian’s
fees
and
recordkeeper’s
fees,
are
reflected in the Plan’s financial statements.
Forfeitures
Forfeited balances of
terminated participants’ non-vested
accounts are used
to reduce future
Bank contributions or
used
to cover administrative expenses of the Plan. Refer to
Note 7 for further detail.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of
the significant accounting policies of the Plan follows.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of
America
requires
management
to
make
estimates
and
assumptions
that
affect
the
reported
amounts
of
net
assets
available for
benefits, and
changes therein,
and disclosure
of contingent
assets and
liabilities. Actual
results could
differ
from those estimates.
Contributions
Employee
contributions
are
recorded
in
the
period
in
which
the
Bank
makes
payroll
deductions
from
the
participants'
compensation.
The
Bank’s
Matching
Contribution
are
recorded
on
each
bi-weekly
payroll.
The
Additional
Matching
Contribution, any
true up
matching contribution,
and any
other employer
contribution which
are deposited
subsequent to
the Plan
Year, are
recorded as
part of
the employer
contribution receivable
in the
statements of
net assets
available for
benefits.
Rollover Distributions
Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue
Code.
Investments Valuation and
Income Recognition
The Plan’s investments in mutual funds, money market
funds, the Schwab Personal Choice Retirement Account (“PCRA”)
and common stock of First BanCorp. are stated at fair value. The PCRA is a self-directed brokerage account, which offers participants
additional
investment
choices
beyond
the
traditional
Plan’s
investment
options.
See
Note
3
for
further
information regarding
valuation of
the Plan’s
investments. The
Plan presents
in the
statement of
changes in
net assets
available for benefits the net appreciation in the
fair value of its investments which consists of the
realized gains or losses
on investments bought and sold as well
as the unrealized appreciation on those investments held
during the year.

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2025 and 2024
8
Purchases and
sales of
securities are
recorded on
a trade-date
basis. Interest
income is
recorded on
the accrual
basis
and
dividends
are
recorded
on
the
ex-dividend
date.
Management
fees
and
operating
expenses
charged
to
the
Plan
related to investments in mutual funds are deducted
from income earned on a daily basis and are
not separately reflected.
Consequently,
such
management
fees
and
operating
expenses
are
reflected
as
net
appreciation
in
the
aggregate
fair
value of such investments.
Notes receivable from participants
Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus
any
accrued but unpaid interest. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate
determined by the Plan administrator
at the time the loan
is granted. Any terminated employee
is
required to repay their remaining balance or
offset against their account balance upon distribution.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
3.
Fair Value Measurements
ASC Topic 820,
“Fair Value Measurement,”
defines fair value
as the exchange
price that would
be received for
an asset
or
paid
to
transfer
a
liability
(an
exit
price)
in
the
principal
or
most
advantageous
market
for
the
asset
or
liability
in
an
orderly transaction
between market
participants on
the measurement
date. This
guidance also
establishes a
three-level
hierarchy
for
measuring
fair
value
based
on
the
observability
of
inputs:
(i)
Level
1
inputs
are
quoted
prices
in
active
markets
for
identical
assets
and
liabilities;
(ii)
Level
2
inputs
are
observable
inputs
other
than
Level
1
prices,
such
as
quoted prices for similar assets or liabilities in active
markets, as well as inputs that are observable for
the asset or liability
(other than quoted prices); and (iii) Level 3
inputs are significant unobservable inputs, requiring significant judgment due to
limited
or no market
activity.
As of December 31, 2025
and 2024, the Plan’s investments
measured at fair value consisted of
the following instruments
and classifications within the fair value hierarchy:
As of December 31, 2025
Fair Value Measurements
Using
Level 1 Level 2 Level 3
Assets at Fair
Value
Investments in mutual funds and money market
funds $
26,084,654
$
-
$
-
$
26,084,654
Investment in First BanCorp.
1,320,517
-
-
1,320,517
PCRA
288,440
57,825
-
346,265
Total investments
at fair value
$
27,693,611
$
57,825
$
-
$
27,751,436
As of December 31, 2024
Fair Value Measurements
Using
Level 1 Level 2 Level 3
Assets at Fair
Value
Investments in mutual funds and money market
funds $
23,047,504
$
-
$
-
$
23,047,504
Investment in First BanCorp.
1,018,946
-
-
1,018,946
PCRA
869,626
74,907
-
944,533
Total investments
at fair value
$
24,936,076
$
74,907
$
-
$
25,010,983

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2025 and 2024
9
Following is a
description of the
Plan’s valuation
methodologies used
for assets measured
at fair value.
There have been
no changes in the methodologies used at December 31, 2025
and 2024.
Mutual
Funds
and
money
market
funds:
These
open-ended
funds
are
valued
at
the
daily
closing
price
as
reported by
the funds,
which represents
the net
asset value
of shares
held by
the Plan
at the
reporting
date. The
net asset value is a quoted market price available in an
active market.
Investment in First BanCorp.:
Investment in First BanCorp. consists of common stock
of First BanCorp. and is valued
based on the closing price per the stock
exchange on which they are traded.
Self-directed brokerage accounts:
Investments held in a PCRA
include exchange-traded funds and other short-term
assets,
which
are
valued
using
quoted
market
prices
at
period
end
and,
as
such,
are
classified
as
Level
1.
These
investments
also
include
corporate
obligations
and
long-term time
deposits,
which
are
valued
based
on
the
present
value
of
future
cash
flows
discounted
based
on
the
current
interest
rate
at
the
reporting
date
and,
as
such,
are
classified as Level 2.
4.
Party-In-Interest
Transactions
Parties-in-interest are defined
under the provisions
of ERISA as
any fiduciary of
the Plan, any
party rendering service
to the
Plan, any
employer (or
any affiliate),
any employee
of such
employer covered
by the
Plan, and
certain others.
Certain
Plan
investments
consist
of
investments
in
a
money
market
fund,
a
mutual
fund
and
PCRA
at
Charles
Schwab, or affiliates, which is the provider of custodial
services as defined by the Plan since April 1, 2005.
In
addition,
as
of
December
31,
2025
and
2024,
the
First
BanCorp.
Unitized
Stock
Fund
held
63,701
and
54,811
shares,
respectively,
with
a
quoted
market
value
of
$
1,320,517
and
$
1,018,946
,
respectively,
of
First
BanCorp.
common
stock,
the
parent
company
of
the
Plan
Sponsor.
The
First
BanCorp.
Unitized
Stock
Fund
also
has
an
investment
in
a
money
market
fund
managed
by
State
Street.
State
Street
provides
Charles
Schwab
with,
among
other things,
custody
services
for the
First
BanCorp.
Unitized
Stock
Fund.
For
the
year
ended
December
31, 2025,
the
Plan
received
dividend
income
of
$
43,112
related
to
the
investment
in
First
BanCorp.
Unitized
Stock
Fund
and
recognized
net
gains
of
$
159,590
,
of
which
$
146,479
relates
to
the
net
appreciation
in
the
fair
value
of
such
investment.
Moreover,
in
relation
to
the
First
Bancorp.
Unitized
Stock
Fund,
during
the
year
ended
December
31,
2025,
the
Plan
completed
purchases
or
acquisition
through
rollovers
for
a
total
acquisition
price
of
$
244,093
and
completed sales and
distributions of shares
which had a
carrying value of
$
130,841
and sales proceeds
of $
143,952
,
resulting in a realized gain of $
13,111
.
Plan assets include notes receivable from
participants of $
751,982
and $
765,464
as of December 31, 2025 and
2024,
respectively.
For
the
year
ended
December
31,
2025,
interest
income
related
to
notes
receivable
from
participants
amounted
to
$
70,934
.
These
transactions
qualify
as
party
in-interest
transactions
permitted
under
the
provisions
of
ERISA.
5.
Tax Status
The Plan
obtained
its latest determination
letter on
June 13, 2023
, in which
the Internal
Revenue Service
determined
and
informed
the
Bank
that
the
Plan
is
designed
in
accordance
with
the
applicable
sections
of
the
U.S.
Internal
Revenue Code
(IRC) and,
therefore, exempt
from income
taxes. Therefore,
no provision
for income
taxes
has been
included in the Plan’s financial statements.
The Plan
Administrator and
the Plan’s
tax counsel
believe that
the Plan
is designed,
and is
currently being
operated,
in compliance
with the
applicable requirements
of the
IRC and,
therefore, believe
that the
Plan is
qualified
and is
tax
exempt.
Accounting
principles
generally
accepted
in
the
United
States
of
America
require
plan
management
to
evaluate
tax
positions taken
by the
Plan and
recognize a
tax liability
(or asset)
if the
Plan has
taken an
uncertain tax
position that
more likely
than
not would
not be
sustained
upon examination
by federal,
state
and/
or local
taxing
authorities.
The

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
Notes to the Financial Statements
December 31, 2025 and 2024
10
plan administrator
has analyzed
the tax
positions by
the Plan,
and has
concluded that
as of
December 31,
2025 and
2024, there
are
no
uncertain
positions
taken
or expected
to
be
taken
that
would
require
recognition
of
a
liability (or
asset) or
disclosure in
the financial
statements. The
Plan is
subject to
routine audits
by taxing
jurisdictions; however,
there are currently
no audits for
any tax
periods in progress.
The plan administrator
believes it is
no longer subject
to
income tax examinations for years prior to 2022.
6.
Plan Termination
Although
it
has
not
expressed
any
intent
to
do
so,
the
Bank
has
the
right
under
the
Plan
to
discontinue
its
contributions
at
any
time
and
to
terminate
the
Plan
subject
to
the
provisions
of
ERISA.
In
the
event
of
Plan
termination, participants
will become
100
percent vested
in their
accounts and
such termination
shall not
reduce the
interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.
7.
Forfeited Amounts
Forfeited
nonvested
accounts
amounted
to
$
1
as of
December
31,
2025
($
20
as of
December
31,
2024).
Forfeited
accounts,
if
any,
are
transferred
by
the
Plan
administrator
to
an
unallocated
account
to
be
used
to
cover
administrative expenses
of the Plan or
reduce the Bank’s
future contributions. Forfeitures
amounting to $
16,055
were
used to reduce the Bank’s contributions during
2025.
8.
Risks and Uncertainties
The
Plan
provides
for
investment
options
in
various
funds
that
invest
in
equity
and
debt
securities
and
other
investments.
Such
investments
are
exposed
to
various
risks,
such
as
interest
rate,
market
and
credit
risks.
Market
values of investments may
decline for a number of
reasons, including changes in
prevailing market and interest
rates,
increases in defaults
and credit rating
downgrades, as
well as the
risk associated
with global events.
Due to the
level
of
risk
associated
with
certain
investments
and
the
level
of
uncertainty
related
to
changes
in
the
values
of
investments,
it
is at
least
reasonably
possible
that
changes in
these
factors
in the
near
term would
materially
affect
participants’ account
balances and the
amounts reported
in the statement
of net assets
available for
benefits and
the
statement
of
changes
in
net
assets
available
for
benefits.
The
Plan’s
exposure
to
a
concentration
of
credit
risk
is
dependent upon the investments selected by the participants.
The Plan
is subject
to
legal proceedings
and claims
which might
arise in
the ordinary
course of
its activities.
At this
time, there are no legal proceedings against the Plan that
might impact the financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the
U.S. Virgin
Islands and the United States of America
EIN #:
66-0183103
Plan #:
004
Schedule H, Line 4(i) – Schedule of Assets (Held at
End of Year)
December 31, 2025
(b) Identity of issue, borrower, lessor or similar party
(c) Description of investment, including
maturity date and rate of interest (in the
case of notes receivable), or par value
(d)
Cost (e) Current value (a)
Common Stock
*
First BanCorp.
Common Stock
63,701
shares **
$
1,320,517
Total Common Stock
1,320,517
Mutual Funds and Money Market Funds
Cohen & Steers Realty Shares Fund Class L Mutual Fund
2,317
shares **
152,154
Dodge & Cox Global Bond Fund X Mutual Fund
16,576
shares
**
186,478
Fidelity Extended Market Index Fund Mutual Fund
26,272
shares **
2,644,813
Fidelity International Index Fund Mutual Fund
30,633
shares
**
1,862,473
*
Schwab S&P 500 Index Fund- Select S Mutual Fund
435,691
shares **
7,642,025
Vanguard Inflation-Protected Securities Fund Mutual Fund
6,570
shares
**
150,904
Vanguard Target Retirement Income Fund Mutual Fund
24,953
shares **
346,103
Vanguard Target Retirement 2020 Fund Mutual Fund
21,779
shares
**
597,829
Vanguard Target Retirement 2025 Fund Mutual Fund
36,155
shares **
721,295
Vanguard Target Retirement 2030 Fund Mutual Fund
45,451
shares
**
1,923,936
Vanguard Target Retirement 2035 Fund Mutual Fund
30,529
shares **
835,897
Vanguard Target Retirement 2040 Fund Mutual Fund
20,745
shares
**
1,036,204
Vanguard Target Retirement 2045 Fund Mutual Fund
45,752
shares **
1,589,439
Vanguard Target Retirement 2050 Fund Mutual Fund
6,759
shares
**
400,662
Vanguard Target Retirement 2055 Fund Mutual Fund
9,905
shares **
655,300
Vanguard Target Retirement 2060 Fund Mutual Fund
4,360
shares
**
265,866
Vanguard Target Retirement 2065 Fund Mutual Fund
6,177
shares **
247,262
Vanguard Total Bond Market Index Fund Institutional
Shares Mutual Fund
185,473
shares
**
1,812,073
Vanguard Total Bond Market Index Fund Mutual Fund
0.1
shares **
1
*
State Street Institutional U.S. Government
Money Market Fund
Money Market Fund
32,591
shares **
32,591
*
Schwab Treasury Obligations Money Fund Money Market Fund
2,981,349
shares
**
2,981,349
Total Mutual Funds and Money Market Funds
26,084,654
Other
*
Notes receivable from participants
Interest rates ranging from
5.25
%
to
10.50
%. Maturities through October 2034
**
751,982
*
Schwab Personal Choice Retirement Account - Self-directed
Brokerage Account
**
346,265
Total Other
1,098,247
Total
$
28,503,418
*
Party in-interest
** Historical cost is not required for participant directed
investments.
See accompanying report of Independent Registered
Public Accounting Firm.

Signatures
The Plan. Pursuant to the requirement
of the Securities Exchange
Act of 1934, the Board of
Trustees (or the
persons who
administer the
employee benefit
plan) have
duly caused
this annual
report to
be signed
on its
behalf by
the undersigned
hereunto duly authorized.
THE
FIRSTBANK
401(K)
RETIREMENT
PLAN
FOR
RESIDENTS
OF
THE
U.S.
VIRGIN
ISLANDS
AND
THE
UNITED
STATES
OF
AMERICA
(Name of Plan)
Date: June 18, 2026 By:
/s/
Victor Barreras
Authorized Representative